SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

T:  604.683.3850

ACAL GROUP

F:  604.688.8479

CHARTERED  ACCOUNTANTS

PCAOB & CPAB Registrant

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

and

Alberta Securities Commission

4th Floor, 300 - 5th Ave., SW

Calgary, AB  T2P 3C4

May 12, 2010

Dear  Sirs/Mesdames:

As  required by  National  Instrument  51-102  and  in  connection  with  our  proposed  engagement  as auditor of the Company,  we have  reviewed the information contained in the Notice of Change of

Auditor,  dated  May  10,  2010,  and  agree  with  the  information  contained  therein,  based  upon  our knowledge of the information relating to the said notice and of the Company at this time.

Yours truly,

Signed “ACAL Group”

ACAL GROUP

CHARTERED ACCOUNTANTS

PCAOB  & CPAB Registrant